

December 17, 2010

Francis V. Dane
Chief Financial Officer and Chief Legal Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

> **Re: Communication Intelligence Corporation**
> **Schedule 14A**
> **Filed December 9, 2010**
> **File No. 000-19301**

Dear Mr. Dane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to SEC Release No. 34-15230 (Oct. 13, 1978) and discuss the possible anti-takeover effects of the effective increase in your authorized shares, authorized common shares and authorized preferred shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the stockholders, which would provide an above-market premium.

2.   The table on page 19 indicates that as of December 8, 2010, Phoenix Venture Fund LLC and Michael W. Engmann collectively owned 73.3% of the common stock, with Phoenix Venture Fund LLC owning 55.5% and Michael W. Engmann owning 17.8%. On page 17, you disclose that upon consummation of the Series C Preferred Stock financing, Phoenix Venture Fund LLC and Michael W. Engmann together with

affiliated entities will beneficially own approximately 75.6% of the outstanding shares of common stock. The disclosure on page 6, however, indicates that Phoenix Venture Fund LLC and Michael W. Engmann will acquire 31.1% of the common stock and that upon consummation of the Series C Preferred Stock financing, Phoenix Venture Fund LLC and Michael W. Engmann will collectively own 96.7% of the common stock, with Phoenix Venture Fund LLC owning approximately 70.3% and Michael W. Engmann owning approximately 26.4%. Please explain to us the differences in these ownership figures upon consummation of the Series C Preferred Stock financing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel